Exhibit 99.1

Sol-Gel Reports Second Quarter 2026 Financial

Results and Provides Corporate Updates

•	Pivotal Phase 3 clinical trial of SGT-610 (patidegib gel, 2%) for Gorlin syndrome remains ongoing, with top-line results on track for anticipated readout in late November 2026

•	Sol-Gel has initiated a proof-of-concept study in High-frequency BCC (HF-BCC)

•	Sol-Gel initiated a study evaluating topical patidegib as a neo-adjuvant in BCC surgery, prompted by physician interest in oral HHi use ahead of Mohs surgery

•	Sol-Gel has expanded its Gorlin syndrome pipeline with a provisional patent filing for an intra-cystic injectable targeting odontogenic keratocysts (OKC)

NESS ZIONA, Israel, August 20, 2026 (GLOBE NEWSWIRE) - Sol-Gel Technologies, Ltd. (NASDAQ: SLGL), a dermatology company, pioneering treatments for patients with rare and severe skin conditions, today announced financial results for the second quarter ended June 30, 2026, and provided a corporate update.

Q2 2026 and Recent Corporate Developments

•	Sol-Gel's pivotal Phase 3 clinical trial of SGT-610 (patidegib gel, 2%) for Gorlin syndrome continues to advance. The dropout rate to date has been considerably lower than originally anticipated, with 10 of 113 patients discontinuing, representing 9%. Last patient last visit is expected in September 2026, and top-line results are scheduled for late November 2026.

•	Sol-Gel continues to advance its U.S. commercial readiness activities for SGT-610. If approved, the Company intends to retain full U.S. commercial rights and commercialize SGT-610 through a cost-effective model utilizing an experienced third-party commercialization services organization. Given the concentrated nature of the Gorlin syndrome treatment landscape, which includes specialized dermatologists, Mohs surgeons and genetics centers, the Company expects to reach the treating population through a small, focused field organization supported by outsourced commercial infrastructure and capabilities. This approach is designed to support an effective U.S. launch while preserving capital, avoiding the need to build a full-scale commercial organization internally and enabling Sol-Gel to retain full U.S. product economics. Market access, distribution, patient support and medical affairs planning are progressing in parallel with the Phase 3 trial.

•	Sol-Gel initiated a proof-of-concept study evaluating the safety and efficacy of patidegib gel in non-Gorlin subjects with high-frequency basal cell carcinoma (HF-BCC). Enrollment is expected to begin in early October 2026. The single-center, open-label study is designed to provide insight into the role of the hedgehog (HH) pathway in non-Gorlin subjects, who tend to develop multiple BCCs over their lifetime. Approximately 20 subjects aged 18 and above with facial, head and neck HF-BCC are expected to be enrolled. Safety and efficacy will be assessed following twice-daily application for up to 12 months. This study will enable us to gather information on HF-BCC response to patidegib, which are necessary to the planning of the pivotal registration study currently anticipated for late 2027 or in first half of 2028.

•	Based on inquiries of physicians, who are using off-label oral hedgehog inhibitors (HHi) as a neo-adjuvant in Mohs surgery, we have initiated a small study examining the potential role of topical neo-adjuvant use of patidegib in BCC surgery, enrollment is expected to begin in October 2026.

•	Sol-Gel has filed a provisional patent application for an intra-cystic, injectable HHi treatment of odontogenic keratocysts (OKC), a devastating manifestation of Gorlin syndrome affecting the jaws with a prevalence comparable to that of BCC in Gorlin patients. As OKC tends to recur following surgical removal, many patients must undergo frequent surgeries over the course of their lifetime, which in many cases result in irreparable damage to the jaws. The unmet medical need is extremely high, and the Company is now in the process of evaluating the economic feasibility of such a project. The decision to consider OKC as a target for the Company's R&D was communicated and enthusiastically received by the leadership of the Gorlin Syndrome Alliance (GSA).

Mr. Mori Arkin, Executive Chairman of Sol-Gel, stated: "The second quarter of 2026 was marked by disciplined execution across our clinical programs, most importantly the continued advancement of our pivotal Phase 3 trial of SGT-610 in Gorlin syndrome toward what we believe could be the most important milestone in Sol-Gel’s history. With last patient last visit expected in September 2026 and top-line results anticipated in late November 2026, we are approaching the culmination of several years of work aimed at establishing topical patidegib as the first treatment designed to prevent the development of new basal cell carcinomas in patients with Gorlin syndrome. We are particularly encouraged by patient retention in the study, with only 10 of 113 patients discontinuing to date. We believe this approximately 9% dropout rate, which remains considerably below our original assumptions for a trial of this duration, reflects both the commitment of the Gorlin community and the tolerability profile of topical patidegib."

Mr. Arkin further commented "At the same time, we are systematically expanding the potential opportunity for topical patidegib beyond its initial indication. During the quarter, we initiated a proof-of-concept study in non-Gorlin patients with high-frequency basal cell carcinoma, or HF-BCC, an indication that we believe could meaningfully expand the commercial potential of patidegib. The data generated from this study are expected to inform the design of a pivotal registration study that we currently anticipate initiating in late 2027 or the first half of 2028. In parallel, following interest from physicians who are already using off-label oral hedgehog inhibitors ahead of Mohs surgery, we initiated a study evaluating topical patidegib as a neo-adjuvant treatment in BCC surgery. Both programs represent capital-efficient opportunities to extend the reach and potential value of an asset we know well."

Lastly, Mr. Arkin commented "We also took an important step toward addressing another significant manifestation of Gorlin syndrome through our provisional patent filing covering an intra-cystic injectable hedgehog inhibitor for odontogenic keratocysts, or OKCs. These cysts can be serious and recurrent, and repeated surgical interventions can result in substantial and irreversible damage. We believe that a locally administered treatment could address an important unmet medical need, and the positive response to this initiative from the leadership of the Gorlin Syndrome Alliance reinforces our conviction that this is an area of meaningful importance to patients. Taken together, these initiatives reflect our strategy of remaining highly focused on the upcoming SGT-610 Phase 3 readout while selectively pursuing capital-efficient opportunities that have the potential to create substantial additional value from our expertise in hedgehog pathway inhibition."

Financial Results for the Second Quarter 2026

Revenue for the second quarter was $0.6 million, compared to revenue of $17.3 million for the same period in 2025. The decrease is mainly attributed to $16.7 million from sale of IP under the agreement with Mayne in the second quarter of 2025.

Research and development expenses were $3.7 million compared to $4.6 million for the same period in 2025. The decrease of $0.9 million was primarily attributed to a decrease in clinical trial expenses related to SGT-610 .

General and administrative expenses were $1.0 million compared to $1.4 million for the same period in 2025.

Sol-Gel reported a net loss of $3.7 million for the second quarter of 2026 and loss of $1.13 per basic and diluted share, compared to a net income of $11.6 million for the second quarter of 2025 and earnings of $4.17 per basic and diluted share for the same period in 2025.

As of June 30, 2026, Sol-Gel had $18.0 million in cash, cash equivalents, and deposits and $31.3 million in marketable securities for a total balance of $49.3 million. The Company expects its cash resources to fund cash requirements into the first quarter of 2028.

About Sol-Gel Technologies

Sol-Gel is a specialized dermatology company advancing innovative therapies for rare and serious skin diseases. Its lead investigational candidate, SGT-610 (patidegib gel, 2%), is a Phase 3, orphan- and breakthrough-designated topical hedgehog inhibitor being developed for the prevention of new basal cell carcinoma (BCC) lesions in patients with Gorlin syndrome, with the potential to offer an improved safety profile relative to oral hedgehog inhibitors. Subject to regulatory approval in Gorlin syndrome, SGT-610 may also represent a future opportunity in high-frequency BCC. Sol-Gel is also advancing SGT-210, an investigational topical EGFR inhibitor for indications with significant unmet need, and has developed two FDA-approved dermatology products, TWYNEO® and EPSOLAY®.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements. including, but not limited to statements regarding the timing of clinical milestones for the Phase 3 program of SGT-610 in Gorlin syndrome, the timing of milestones for other studies of patidegib gel, the Company’s cash runway and the future commercial activities for SGT-610. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s current expectations and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risk of a delay in reporting the top-line results of Sol-Gel’s pivotal Phase 3 clinical trial of SGT-610 (patidegib gel, 2%) for Gorlin syndrome, that we will not successfully complete the Gorlin Phase 3 trial or the success of our clinical trials, higher burn rate than expected, a delay in enrollment for a proof-of-concept study evaluating patidegib gel in non-Gorlin subjects with HF-BCC and in the timing of a pivotal registration study, that the commercialization of SGT-610, if approved, will not be as expected or successful as well as the following factors: (i) the adequacy of our financial and other resources, particularly in light of our history of recurring losses; (ii) our ability to complete the development of our product candidates; (iii) our ability to find suitable co-development partners; (iv) our ability to obtain and maintain regulatory approvals for our product candidates in our target markets, the potential delay in receiving such regulatory approvals and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; (v) our collaborators’ ability to commercialize our pharmaceutical product candidates; (vi) our ability to obtain and maintain adequate protection of our intellectual property; (vii) our collaborators’ ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; (viii) our collaborators’ ability to establish adequate sales, marketing and distribution channels; (ix) acceptance of our product candidates by healthcare professionals and patients; (x) the possibility that we may face third-party claims of intellectual property infringement; (xi) the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; (xii) intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; (xiii) potential product liability claims; (xiv) potential adverse federal, state and local government regulation in the United States, China, Europe or Israel; and (xv) loss or retirement of key executives and research scientists; (xvi) general market, political and economic conditions in the countries in which the Company operates; and, (xvii) the security situation in Israel. These factors and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 19, 2026, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Except as required by law, we undertake no obligation to update any forward-looking statements in this press release.

Sol-Gel Investor Relations:

Eyal Ben-Or

Chief Financial Officer

ir@sol-gel.com

	December 31,	June 30,
	2025	2026
Assets
CURRENT ASSETS:
Cash and cash equivalents	$11,033	$16,662
Marketable securities	12,966	31,267
Accounts receivables	1,968	713
Prepaid expenses and other current assets	1,004	2,439
TOTAL CURRENT ASSETS	26,971	51,081

NON-CURRENT ASSETS:
Restricted long-term deposits and cash equivalents	1,324	1,339
Property and equipment, net	140	130
Operating lease right-of-use assets	1,027	785
Other long-term assets	62	-
Funds in respect of employee rights upon retirement	393	421
TOTAL NON-CURRENT ASSETS	2,946	2,675
TOTAL ASSETS	$29,917	$53,756
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable	$735	$906
Other accounts payable	4,941	3,502
Current maturities of operating leases	495	519
TOTAL CURRENT LIABILITIES	6,171	4,927

LONG-TERM LIABILITIES:
Operating leases liabilities	496	251
Liability for employee rights upon retirement	439	482
TOTAL LONG-TERM LIABILITIES	935	733
TOTAL LIABILITIES	$7,106	$5,660

SHAREHOLDERS' EQUITY:
Ordinary shares, NIS 1 par value – authorized: 5,000,000 as of December 31, 2025 and June 30, 2026, respectively; issued and outstanding: 2,786,158 and 3,273,999 as of December 31, 2025 and June 30, 2026, respectively	774	1,393
Additional paid-in capital	259,047	291,121
Accumulated deficit	(237,010)	(244,418)
TOTAL SHAREHOLDERS' EQUITY	22,811	48,096
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$29,917	$53,756

	Six months ended June 30		Three months ended June 30
	2025	2026	2025	2026
REVENUE	$18,292	$699	$17,261	$591
RESEARCH AND DEVELOPMENT EXPENSES	13,489	6,505	4,646	3,719
GENERAL AND ADMINISTRATIVE EXPENSES	2,642	2,211	1,385	1,034
OPERATING INCOME (LOSS)	$2,161	$(8,017)	$11,230	$(4,162)
FINANCIAL INCOME, net	641	609	380	481
NET INCOME (LOSS) FOR THE PERIOD	$2,802	$(7,408)	$11,610	$(3,681)
BASIC AND DILUTED EARNINGS (LOSS) PER ORDINARY SHARE	$1.01	$(2.42)	$4.17	$(1.13)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	2,785,787	3,056,125	2,785,787	3,270,543